Exhibit 99(a)(1)(xxi)

March 26, 2003

To Shareholders of Next Level Communications, Inc.

        On March 24, 2003, Motorola, Inc. ("Motorola") increased by 13.5% to $1.18 per share (the "Increased Offer Price") the price that Motorola is offering to pay in its tender offer to acquire all of the shares of common stock of Next Level Communications, Inc. ("Next Level") that it does not already own (the "Offer"). Next Level's board of directors and the committee of independent directors formed to evaluate the Offer, by a three-to-one vote, recommend that you tender your shares in the Offer at the Increased Offer Price.

        Enclosed for your consideration, please find (i) Motorola's supplemental tender offer materials; (ii) Next Level's Solicitation/Recommendation Statement concerning the Offer, at the Increased Offer Price; and (iii) the joint press release issued by Next Level and Motorola on March 24, 2003, concerning the Offer, as amended.

        Next Level shareholders who have any questions or need assistance should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Sincerely,
NEXT LEVEL COMMUNICATIONS, INC.
MOTOROLA, INC.